Filed by: Diamond Foods, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Diamond Walnut Growers, Inc.
Filing: Registration Statement on Form S-4
Registration No. 333-123574

Date: June 23, 2005

     On June 23, 2005, the following letter was mailed to members of Diamond Walnut Growers, Inc. in response to the assertions made by Concerned Diamond Walnut Growers in a letter to members of Diamond Walnut Growers, Inc., dated June 15, 2005.

DIAMOND OF CALIFORNIA

The World Leader in Culinary and Inshell Nuts

June 23, 2005

Dear Diamond Grower:

     You may have received in the mail a letter from a small group of individuals who raised some concerns related to the proposed Diamond conversion. As a Diamond grower and on behalf of the board of directors, I would like to address some of the issues raised in this letter. I believe in many cases that the points raised are factually incorrect or incomplete and may lead growers to inaccurate conclusions. The authors of the letter also referred to a synopsis of research completed by Shermain Hardesty, who is the director of the Rural Cooperative Center. We believe that her analysis also is incorrect in certain respects, and we will be discussing our concerns with her.

     Please note that on June 14, 2005, Diamond Foods, Inc. filed an amended registration statement with the SEC containing a definitive disclosure statement/prospectus regarding the conversion. I urge you to read this definitive disclosure statement/prospectus and any other relevant materials filed by Diamond Foods, Inc. or Diamond Walnut Growers, Inc. with the SEC because they contain, or will contain, important information about the conversion. These documents are available for free at the SEC web site (www.sec.gov) or by contacting Diamond Walnut Growers, Inc.

     This letter has two main sections. First, I would like to address the five points the authors raised in their cover letter. I then address each of the 14 points in the attachment to their letter.

     Below are my responses to the five points made in the cover letter:

1.	“Loss of Control”

The letter states that “growers will hold at least 60% of the stock initially, yet will have a minority [representation] on the board of directors.” In order to issue stock, that can be traded in the open market, and to raise money for Diamond, we intend to list our stock on the Nasdaq National Market. Both the Nasdaq National Market and the New York Stock Exchange require all listed companies to have a majority of independent directors. These directors have the fiduciary duty to protect the best

1050 South Diamond Street • Stockton, CA 95205-7087
Tel: 209 • 467 • 6000 Fax: 209 • 467 • 6709 www.diamondnuts.com

DIAMOND OF CALIFORNIA

The World Leader in Culinary and Inshell Nuts

interests of the company and shareholders, a majority of which will be growers upon completion of the IPO. These independent directors have been selected and unanimously approved by your grower board of directors. They have a thorough understanding and appreciation of the importance and value of our Diamond growers and the good business wisdom to treat them fairly as they are vital to the success of the company.

2.	“Financial Gain for Management and Directors”

While it is true that management and directors will receive equity grants, these grants vest over the next three years. To meet this vesting requirement fully, management must remain employed with Diamond and directors must continue to serve on the board , for the next three years. We think this is good for our shareholders as it will reduce our cash compensation requirements in the future and help retain high quality employees and directors. According to consultants hired by the Diamond Growers board of directors, the amount of executive cash compensation Diamond currently pays is below the competitive average. Furthermore, approximately two-thirds of the total equity grants to employees are in the form of stock options, which will have exercise prices equal to the IPO price. This means that if Diamond’s stock price does not increase after the IPO, approximately two-thirds of the equity granted to management will be of no value. The remaining equity is in the form of restricted stock grants that give the management equity ownership like that of our shareholders. Any increase in our stock price will benefit our shareholders as well as management. We believe that management stock ownership aligns their interest with those of shareholders.

3.	“Marketing Contract”

It is implied that the new walnut purchase contract will be inferior to the current marketing agreement. I disagree with this conclusion. First, in the current contract, all grower payments are subordinated to bank debt, and if the company were to face a financial crisis, lending institutions will be paid before growers. As part of the conversion, the bylaw provision requiring grower payment subordination is being eliminated. Second, growers will be paid a market-based price determined in good faith versus the current payment structure based on net proceeds. In the past 39 years, the prices we paid have fluctuated above and below the independent field price, with our price being less than the field price more than once out of every 4 years. Finally, the new walnut purchase agreement will ask growers to sign up for the remaining term of their current marketing agreement, but also provides them the option to extend the term by an additional 3, 5 or 10 years, at the choice of the grower. Under the current marketing agreement, at the end of the term, the cooperative may elect to terminate the grower’s contract.

4.	“Primary focus shift from Growers Returns to Shareholder Returns”

I believe that the interests of growers, shareholders and the company will be aligned following the conversion and IPO, since we all want to create new markets and to sell

1050 South Diamond Street • Stockton, CA 95205-7087
Tel: 209 • 467 • 6000 Fax: 209 • 467 • 6709 www.diamondnuts.com

DIAMOND OF CALIFORNIA

The World Leader in Culinary and Inshell Nuts

to consumers higher-priced, value-added products that contain walnuts. I believe Diamond needs to continue to focus on finding new ways to create value, and to be successful, we will need stable access to high quality walnuts. If Diamond were to attempt to pay growers below a market-based price to improve profits, growers would likely choose not to renew walnut purchase agreements with us, which would reduce our access to high-quality walnuts.

5.	“Force unwilling growers into stock ownership”

I think this is an opportunity for growers, since today growers have an illiquid ownership interest in Diamond. Growers will have the opportunity to sell at least a portion of their stock for cash at the conversion, giving them immediate liquidity. If the number of shares growers wish to sell exceeds the amount that will be available for the offering, growers will receive a pro-rated amount of cash based on the amount of stock they requested to sell. After the end of nine months, they will be allowed to sell half their remaining stock, and at the end of 12 months, they will be free to sell all their stock at the time of their choosing.

The following is a more in-depth response to each of the14 points that were raised.

1.	The first point raised is that the Diamond Foods board will have three grower members and that growers therefore lose control of the company.

Control of all companies whether cooperatives or publicly traded companies is ultimately in the hands of the shareholders (or in the case of a cooperative, its members) who elect the directors. After the conversion and IPO, our members will own the majority of the shares of Diamond Foods. Growers also can buy more shares and increase their collective ownership.

With respect to independent directors, stock exchange listing requires that a majority of the Diamond Foods board be “independent directors.” The definition for NASDQ listed companies excludes employees and individuals who have received significant payments from the company. As a result, the three current Diamond Growers board members who will become members of the Diamond Foods board, and our CEO, Michael Mendes, do not qualify as independent directors. Because we wanted to have a strong grower voice on the board going forward, we thought it was important to have three growers serve as members. To ensure that growers’ future concerns are heard, we also created the Grower Executive Council as an advisory group that will be comprised of the ten grower board members who will not serve on the board of Diamond Foods.

The five independent director nominees are extremely experienced businessmen who were first vetted by me, as chairman of the board, and by the chairman of the Nominating Committee. After that process, we presented the candidates to the Nominating Committee, which includes the three Regional Advisory Council chairs.

1050 South Diamond Street • Stockton, CA 95205-7087
Tel: 209 • 467 • 6000 Fax: 209 • 467 • 6709 www.diamondnuts.com

DIAMOND OF CALIFORNIA

The World Leader in Culinary and Inshell Nuts

The committee found that these independent directors had valuable business skills and were sensitive to grower needs. Your current Diamond Growers board unanimously approved their nominations. I believe that the independent directors each have the highest integrity and will be extremely valuable in helping to guide the company.

2.	The next point raised was that growers will give up ownership of the company’s assets and the Diamond trademark.

The growers relinquish no ownership of assets, including trademark rights. All the assets will still be owned by the company. Under the cooperative structure, growers “own” the assets only in the sense that they have the power to vote regarding certain types of transactions and to elect board members entrusted to supervise the management of the company. Nothing in the conversion changes this.

3.	The letter indicates that Diamond’s goal has been to provide the highest crop payment, and suggests that this will change after the conversion.

The reality is that for our business to succeed, we need a sufficient supply of high quality walnuts, and we need to continue to drive consumer demand for walnuts. It would be shortsighted for us to try to pay less than market value for walnuts, because growers would choose to sell elsewhere. We understand that we are competing with other independent handlers for supply, and if we are not competitive on price, our sources of supply may decrease. This is simply marketplace dynamics.

4.	The authors of the letter state that Diamond has provided leadership and stability in the industry, and the conversion will impact this.

Successful companies in any industry are the leaders of their industry. This is true whether Diamond is a cooperative or a publicly traded company. I agree that Diamond has been a leader in the walnut industry. We cannot be complacent however and blindly believe that this will always be so. To maintain our leadership position, strike out into new markets for our products, and grow the demand for walnuts, we need to invest in the business. The conversion creates a structure that will allow us to make the needed investments to continue our leadership. Given the continued growth in crop sizes, I believe that obtaining capital to invest to continue to drive consumer demand is the most effective way to provide for stability in the industry.

5.	The letter writers are telling you that going forward Diamond is not required to keep all members and varieties of nuts grown, and that smaller growers are most vulnerable.

1050 South Diamond Street • Stockton, CA 95205-7087
Tel: 209 • 467 • 6000 Fax: 209 • 467 • 6709 www.diamondnuts.com

DIAMOND OF CALIFORNIA

The World Leader in Culinary and Inshell Nuts

These statements are misleading. Diamond today isn’t required to keep all members or to accept all varieties. To renew membership and keep delivering walnuts requires an agreement with each grower. As a cooperative, Diamond can determine that the mix of a grower’s varieties are not commercially acceptable, and decide not to renew the contract for that grower. Our current, cooperative marketing agreements have only three-year terms.

After the conversion, growers will have the ability to ensure a home for their crop for longer periods through long-term supply contracts. The new walnut purchase agreements will allow you to extend the supply relationship with Diamond by 3, 5 or 10 years beyond the term of your current marketing agreement.

I too am concerned about smaller growers, which is a significant reason why I support the conversion. I think smaller growers are potentially more vulnerable to having their contracts not renewed under a cooperative structure. As a cooperative, if cash were to become constrained or if supply outstrips demand, we may need to reduce the amount of walnuts received, either by refusing to renew contracts or by implementing retains, which we believe would cause growers to leave the cooperative.

Converting to a stock corporation and conducting the public offering will strengthen our access to capital to be able to invest in driving demand for walnuts, to fund crop payments, if necessary, and to allow us to avoid retains.

6.	The letter indicates that the success of the IPO is not guaranteed, and there is no certainty of the IPO price, the proceeds raised or the outcome.

These statements are of course true. We cannot guarantee success. However, no one can guarantee success of the cooperative either. Your board of directors believes the conversion and IPO gives us the best chance to succeed over the long term. Our management team has a proven record of success, and they will need to continue to execute. The board believes that they can, and it will be up to you, as grower-owners, to hold them responsible.

7.	The letter writers express suspicion that the company will be sold to a larger company in five or six years.

Under our current structure as a cooperative another entity could make an offer to acquire Diamond. If this were to occur, the members would have to consider and vote on the proposal, just as the shareholders would do in a publicly traded company

Additionally, any acquisition offer in the future would have to be approved by the shareholders, and upon completion of the IPO, growers will represent the majority of shares of stock. To further protect you against an unwanted acquisition, we have instituted a number of anti-takeover protections, including having a staggered board and instituting a rights plan (also known as a “poison pill”).

1050 South Diamond Street • Stockton, CA 95205-7087
Tel: 209 • 467 • 6000 Fax: 209 • 467 • 6709 www.diamondnuts.com

DIAMOND OF CALIFORNIA

The World Leader in Culinary and Inshell Nuts

8.	The letter points out that growers will be voting on the conversion without knowing the value of the stock or the proceeds from the IPO. They also point out that another conversion and IPO (Gold Kist) originally estimated a $15 IPO with proceeds of $180 million, but eventually priced the offering at $11 and raised $120 million.

A public offering price depends on many factors including the general stock market conditions at the time of the offering, which no one can predict. The same board of directors that now manages the cooperative will exercise its judgment in accordance with its fiduciary duty to determine whether the IPO price is in the best interest of the owners of the business. Of course, the IPO price is only a snapshot in time, and the price of the stock will change over time. The letter writers point to the Gold Kist experience, where the IPO priced at $11; what they don’t tell you is that on June 21, 2005, the stock closed at $22.75 per share.

9.	The authors of the letter worry over whether Diamond Foods would purchase all or some of its walnuts from China or process nuts outside of the U.S.

In raising these concerns, the authors do not take into account business realities. We have invested a tremendous amount of resources in our brand — Diamond of California — based in large measure on extolling the virtues and quality of California-grown walnuts. Moving our source of supply offshore would damage that brand. Similarly, if we were to shut down the processing capabilities we have developed, our product quality could decline and we could lose the competitive advantages we have tried so hard to create. The best way to address the threat of foreign-origin products is to invest in our business and grow our sales opportunities to increase demand for our high quality nuts.

10.	The letter points out that they will no longer be cooperative members, but would be independent growers.

Upon completion of the conversion and IPO, growers will continue to own the majority of the shares of the company. This gives the grower community as a group tremendous influence over the company consistent with the relationship they have enjoyed with Diamond over its 93-year history.

11.	The authors object to the “amount of raised capital in options and other bonuses” provided to the board and management for the company going public.

The board believes that the equity and cash compensation plans adopted are critical to recruit and retain directors and officers, and the amounts are consistent with practice. In order to determine appropriate option amounts for executives and board members, your board of directors hired an independent compensation consulting firm to make recommendations. The board generally followed those recommendations. One

1050 South Diamond Street • Stockton, CA 95205-7087
Tel: 209 • 467 • 6000 Fax: 209 • 467 • 6709 www.diamondnuts.com

DIAMOND OF CALIFORNIA

The World Leader in Culinary and Inshell Nuts

example where the recommendation was not followed was in the exercise price for options. The compensation consulting firm recommended that the options be granted before the IPO with an exercise price below the IPO price, which is common practice. Your board determined that it was in your best interest that all options be granted with an exercise price at the IPO price. As a result, no director or employee of the company will see any gain on options unless you receive higher value for your stock and the price at which they sell stock is greater than the IPO price.

12.	The letter states that grower ownership will be diluted if the company issues stock as part of an acquisition of another company.

If Diamond were to do an acquisition in which we issue 20% or more of our shares, we would need to obtain shareholder approval. Since growers hold a majority of the shares of the company, as a group, they control this decision. Additionally, if we were to acquire another company for stock, our goal would be to increase the value of your shares because the company would be worth more.

13.	The authors are telling you Diamond has paid about 3.9 cents in premiums to growers, and attribute this to our tax-free status as a cooperative.

These facts are simply wrong. Over the past 39 years, we have averaged a premium of 1.56 cents. Over the last eight, our average premium has been 1.6 cents. Over the last five years, that premium has averaged 3.3 cents. Throughout these periods, we have been a cooperative, so our corporate structure does not determine the size of premiums we earn in a particular year. Even as a cooperative, we cannot guarantee a premium to members. In the past 39 years, the prices we paid have fluctuated above and below the independent field price, with our price being less than the field price 11 out of the last 39 years. As a public company, we will be paying a market-based price for your crops.

In fact, by remaining a cooperative, we could face significant risks that would impair our ability to pay premiums. Currently, without the use of grower retains, we are dependent primarily on debt to finance the business. Rising interest rates will increase the cost of debt, and these increasing costs will negatively impact the amount of premiums we pay. Additionally, the authors of the letter point to the tax-free status as a factor in premiums. However, as our non-patronage business expands rapidly, it will become more likely that the we will lose our ability under Subchapter T of the Internal Revenue Code to not pay tax on the patronage business.

1050 South Diamond Street • Stockton, CA 95205-7087
Tel: 209 • 467 • 6000 Fax: 209 • 467 • 6709 www.diamondnuts.com

DIAMOND OF CALIFORNIA

The World Leader in Culinary and Inshell Nuts

14.	The authors believe that the conversion puts the company’s assets at risk to fund the Emerald initiatives. They worry that if it fails, growers would lose their home for walnuts.

Emerald currently is a small, but growing, part of our overall business. However, I think it is important to understand that over 50% of our Emerald products contain walnuts and this product line has enabled us to enter new markets and participate in new opportunities such as McDonalds’ “Fruit and Walnut” salad. I believe that the Emerald initiatives will continue to increase the demand for walnuts.

     The individuals who wrote the letter encouraging you to vote against the conversion claim that the conversion is premature. Your grower-owner board of directors strongly disagrees. Diamond’s walnut supply over the last eight years has increased by 65%, and this year, we are expecting to receive the largest crop in history. We believe that the market conditions are currently favorable for this type of transaction, but this may not always the case. If the proposal is approved and the IPO is successful, within the next 45 to 60 days Diamond will raise up to an estimated $50-$60 million to invest in our business. This will be critical to support the growth and expansion of profitable walnut markets and also to continue the process of improving the value of the company which growers will now be able to realize through their stock ownership.

     We value your support and confidence in voting for this proposal. Please remember that all ballots must be received by July 1, 2005, therefore, it is critical to mail your ballot early. Otherwise, you can bring them to the Diamond offices or a Diamond field representative can assist you in assuring that the ballots are received by Equiserve who will be counting all ballots relating to this proposal.

Best regards,

John J. Gilbert
Chairman of the Board
Diamond of California

JJG/ab

1050 South Diamond Street • Stockton, CA 95205-7087
Tel: 209 • 467 • 6000 Fax: 209 • 467 • 6709 www.diamondnuts.com